McKee Nelson LLP

One Battery Park Plaza, 34th Floor

New York, New York 10004

September 15, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

         Re:

Franklin Receivables LLC

Amendment No. 2 to the Registration Statement on Form S-3

(File No. 333-106297)

Ladies and Gentlemen:

My firm represents Franklin Receivables LLC. On behalf of our client and in accordance with Rule 477 of the Securities Act of 1933, as amended, Franklin Receivables LLC hereby applies for voluntary withdrawal of the above-referenced amendment, which was filed on September 13, 2006.

Franklin Receivables LLC has decided to withdraw its amendment and refile the amendment as Amendment No. 2 to the Registration Statement on Form S-3 (File No. 333-134782), pursuant to a discussion with Franklin Receivables LLC’s SEC Examiner, Ms. Hanna Teshome.  No securities have been sold in connection with the offering contemplated by the above referenced amendment for which we are requesting a withdrawal.

Kindly forward a copy of the order consenting to withdrawal of the registration statement to the undersigned. Please contact me at (917) 777-4333 with any questions.

                                                Yours truly,

                                                /s/ Matthew Joseph

                                                --------------------

                                                Matthew Joseph